02013831

P.E. 2/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : February 7, 2002

By : ______________________________

Name : Hari Kartana
Title : President

INDOSAT

Jakarta, 7 February 2002

Our Ref.: 093/GUI/HM.110/02

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Release on Follow-Up on the Termination of the Sale and Purchase Agreement of KSO IV Business and Assets

Dear Sir,

Herewith please find the Release on Follow-up on the Termination of the Sale and Purchase Agreement of KSO IV Business and Assets, which is announced at February 7th, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

FOLLOW-UP ON THE TERMINATION OF THE SALE AND PURCHASE AGREEMENT OF KSO IV BUSINESS AND ASSETS

For immediate release :

Jakarta, 7 February 2002 – In connection with the termination of the KSO IV transaction between Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("Indosat") and Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") as of January 31, 2002, Indosat has the right to receive from Telkom immediate payment on such date in the amount of US$198 million plus accrued interest, which payment constitutes the outstanding balance payable under the Indosat and Telkom cross-ownership transaction in 2001. The aforementioned payment has not been received by Indosat up to this date.

Without prejudice to the rights of both parties and the prevailing regulations, communications between the management of both companies on the payment are currently taking place with the expectation that an agreement can be finalized soon.

This information is made in compliance with the Badan Pengawas Pasar Modal ("Bapepam") Regulation No. X.K.1 regarding the immediate Disclosure of Information to the Public (as attached to the Chairman of Bapepam Decree No. 86/PM/1996 dated 24 January 1996).

For Further Information Please Contact :

Corporate Communications Division
PT Indosat (Persero) Tbk

Telp : 62-21- 3869153
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com